# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LENNAR CORPORATION, CIK 0000920760
CUSIP: 526057104
Title of class of securities: Class A Common Stock, par value $.10
Address of issuer's principal executive offices: 5505 Waterford District Drive, Miami, Florida (FL), 33126
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 26,034,436; sole dispositive power 0; shared dispositive power 26,034,436; aggregate amount beneficially owned 26,034,436 (12.5% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 26,034,436; sole dispositive power 0; shared dispositive power 26,034,436; aggregate amount beneficially owned 26,034,436 (12.5% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 21,502,349; sole dispositive power 0; shared dispositive power 21,502,349; aggregate amount beneficially owned 21,502,349 (10.3% of the class)
- Berkshire Hathaway Life Insurance Company of Nebraska: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,625,000; sole dispositive power 0; shared dispositive power 3,625,000; aggregate amount beneficially owned 3,625,000 (1.7% of the class)
- BHG Life Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,625,000; sole dispositive power 0; shared dispositive power 3,625,000; aggregate amount beneficially owned 3,625,000 (1.7% of the class)
- AZGUARD Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,098,000; sole dispositive power 0; shared dispositive power 3,098,000; aggregate amount beneficially owned 3,098,000 (1.5% of the class)
- Medical Protective Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 0; shared voting power 4,532,087; sole dispositive power 0; shared dispositive power 4,532,087; aggregate amount beneficially owned 4,532,087 (2.2% of the class)
- MedPro Group Inc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Indiana (IN); member of a group; shared voting power 4,532,087; shared dispositive power 4,532,087; aggregate amount beneficially owned 4,532,087 (2.2% of the class)
- Columbia Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; shared voting power 4,532,087; shared dispositive power 4,532,087; aggregate amount beneficially owned 4,532,087 (2.2% of the class)
- BH Columbia Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; shared voting power 4,532,087; shared dispositive power 4,532,087; aggregate amount beneficially owned 4,532,087 (2.2% of the class)
- NorGUARD Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 1,195,000; sole dispositive power 0; shared dispositive power 1,195,000; aggregate amount beneficially owned 1,195,000 (0.6% of the class)
- WestGUARD Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 5,511,000; sole dispositive power 0; shared dispositive power 5,511,000; aggregate amount beneficially owned 5,511,000 (2.7% of the class)

## Item 1. Issuer
Name of issuer: LENNAR CORPORATION
Address of issuer's principal executive offices: 5505 Waterford District Drive, Miami, Florida 33126

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
Berkshire Hathaway Life Insurance Company of Nebraska
BHG Life Insurance Company
AZGUARD Insurance Company
Medical Protective Company
MedPro Group Inc
Columbia Insurance Company
BH Columbia Inc.
NorGUARD Insurance Company
WestGUARD Insurance Company
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Indemnity Company
1314 Douglas Street
Omaha, Nebraska 68102

Berkshire Hathaway Life Insurance Company of Nebraska
1314 Douglas Street
Omaha, Nebraska 68102

BHG Life Insurance Company
1314 Douglass Street
Omaha, Nebraska 68102

AZGUARD Insurance Company
39 Public Square
Wilkes-Barre, Pennsylvania 18703

Medical Protective Company
5814 Reed Road
Fort Wayne, Indiana 46835

MedPro Group Inc.
5814 Reed Road
Fort Wayne, Indiana 46835

Columbia Insurance Company
1314 Douglas Street
Omaha, Nebraska 68102

BH Columbia Inc.
1314 Douglas Street
Omaha, Nebraska 68102

NorGUARD Insurance Company
39 Public Square
Wilkes-Barre, Pennsylvania 18703

WestGUARD Insurance Company
39 Public Square
Wilkes-Barre, Pennsylvania 18703
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (State of Delaware); National Indemnity Company (State of Nebraska); Berkshire Hathaway Life Insurance Company of Nebraska (State of Nebraska); BHG Life Insurance Company (State of Nebraska); AZGUARD Insurance Company (State of Nebraska); Medical Protective Company (State of Indiana); MedPro Group Inc. (State of Indiana); Columbia Insurance Company (State of Nebraska); BH Columbia Inc. (State of Nebraska); NorGUARD Insurance Company (State of Nebraska); WestGUARD Insurance Company (Nebraska).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (10/07/2026)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- Berkshire Hathaway Life Insurance Company of Nebraska: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- BHG Life Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- AZGUARD Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- Medical Protective Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- MedPro Group Inc: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- Columbia Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- BH Columbia Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- NorGUARD Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)
- WestGUARD Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (10/07/2026)